Exhibit 99.1 FOR IMMEDIATE RELEASE	For further information contact: Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 2656-8016 brad.miller@gigamedia.com.tw
Yichin Lee Appointed CEO of GigaMedia
New Board Members Appointed
HONG KONG, March 20, 2011 — GigaMedia Limited (NASDAQ: GIGM) announced today the appointment of Yichin Lee as its new CEO, replacing Arthur Wang who is retiring after leading GigaMedia for the last seven years.
Mr. Lee, who joined GigaMedia’s board as an independent director in September 2003, has over two decades of management consulting and operational experience — a strong and deep track record of successfully guiding and building international technology businesses. He will assume the role of CEO effective immediately.
Mr. Wang will remain on the board of directors and serve as a special advisor to the new CEO.
“With Yichin as our new CEO, I retire with full confidence in GigaMedia’s future. He is the complete package. He has all the skills and experience to take Giga to the next level,” stated Arthur Wang. “It has been a great honor to lead Giga for the past seven years, to drive our transformation from a broken ISP to our position today as a leading online entertainment firm, with top content generation and a platform that spans across North and South Asia — plus our large equity position in the Everest poker and casino platform.”
“Yichin Lee is the perfect combination for GigaMedia: both a strategic thinker and a veteran technology executive,” stated GigaMedia Chairman Michael Ding. “His energetic leadership style and experience in driving innovation and operational excellence will help GigaMedia leverage its strategic position and robust balance sheet to deliver strong growth.”
“I am very excited to be taking on this new role at GigaMedia,” stated new CEO Yichin Lee. “Arthur and I have worked hard together the past seven years and I am very grateful to him for all he’s done to position GigaMedia for great success and long-term growth. We now have extraordinary opportunities to create value for our shareholders and I look forward to developing and driving an even stronger GigaMedia.”
“On behalf of the whole board, I would like to thank Arthur Wang for his many contributions to the company’s development over the years and for continuing to serve the company on the Board,” stated Chairman Michael Ding. “His unwavering enthusiasm for GigaMedia, leadership and industry savvy make him an invaluable resource for the future.”
About Yichin Lee
Yichin Lee has extensive experience both as a leader of technology driven businesses in Asia and as a management consultant. His previous operational, management and consulting engagements include a leading Internet trading platform for China’s agricultural and commodity industries; the Internet content operations and consulting services of regional telecom giant PCCW; as well as advisory and leadership positions on technology and transportation projects for Booz & Company. Previously he had also worked at McKinsey & Company in Greater China and Oracle Corporation in Silicon Valley. Mr. Lee is an alumnus of Stanford University, where he received both his Ph.D. and M.S. in Resource Planning and Management. He earned a B.S. degree in Civil Engineering from National Taiwan University.
Board Changes Announced
The company also announced the appointment of Mo-Na Chien, John Huang and Nick Liu to the company’s board as independent directors.
“Mo-Na, John and Nick are three of the most respected business executives in the region — we are very pleased and honored to add such strong talent to our board at such an important time in the development of our business,” stated Chairman Michael Ding. “Their extensive business insight and strong leadership will help revitalize the board and guide us in the next stage of our growth.”
Mr. Chien has led several top investment, finance, and technology firms. He is currently the chief advisor of investment firm Chailease Finance Co., Ltd., and honorary chairman of Taiwan-based Grand Pacific Investment & Development Co., Ltd., as well as chairman of electronic components firm J.K. Multilayer Technology Co., Ltd., and supervisor of the board of the Taiwan Stock Exchange-listed microelectronics firm Maxtek Technology Co., Ltd. Mr. Chien attended the MIT Sloan School of Management and holds a Bachelor of Arts degree from National Taiwan University.
Mr. Huang is a prominent business leader with strong expertise in investment and finance. He is currently the chairman of Taiwan-based Grand Pacific Investment & Development Co., Ltd., as well as the firms Chailease Construction & Development Corp., Global Hospitality Group Inc., and Beijing He Qiao Property Management Co., Ltd. Mr. Huang holds a Bachelor of Arts degree from Taiwan’s Soochow University.
Mr. Liu has extensive experience in the game industry. He was the managing director in Taiwan for a game development subsidiary of Activision Blizzard, one of the world’s largest developers, publishers and distributors of interactive entertainment and leisure products. Mr. Liu holds an MBA degree from the

Stern School of Business at NYU and a business degree from the University of Southern California.
Mr. Chien and Mr. Huang replace independent directors Gilbert Bao and Emmet Yu-Jui Hsu, who have each resigned from the company’s board for personal reasons.
“We thank Gilbert and Emmet for their contributions to the board, for their valuable service, and wish them well in their future endeavors,” stated Chairman Ding.
Ms. Nancy Hu and Mr. Liu will join the audit committee of the company replacing Mr. Lee and Mr. Bao. Mr. Ding will continue to serve as chairman of the audit committee in addition to his role as chairman of the board.
Ms. Hu, Mr. Chien and Mr. Huang will all join the compensation committee replacing Mr. Ding, Mr. Lee and Mr. Bao. Mr. Chien will serve as chairman of the compensation committee.
Following the changes announced today, GigaMedia’s board is comprised of nine members with more than a majority as independent directors.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia operates online games businesses including FunTown, a leading Asian casual games operator and one of the world’s largest online MahJong game sites in terms of revenues, T2CN, a leading online sports game operator in China, and IAHGames, the leader in online games in Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2010.
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